Exhibit 99.1

Tembec Inc.

Annual Information Form

December 18, 2006

For the fiscal year ended September 30, 2006

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE				3
GLOSSARY				3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS				3
ITEM 1 -	DATE OF ANNUAL INFORMATION FORM			4
ITEM 2 -	CORPORATE STRUCTURE			4
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS			6
	3.1	BUSINESS OVERVIEW		6
	3.2	THREE YEAR HISTORY		6
	3.3	TRENDS		9
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS			9
	4.1	PRINCIPAL OPERATIONS		9
		4.1.1	Forest Products Group	9
		4.1.2	Pulp Group	13
		4.1.3	Paper Group	15
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES		16
	4.3	RESEARCH AND DEVELOPMENT		18
	4.4	COMPETITION		18
	4.5	RISK FACTORS		18
ITEM 5 -	DIVIDEND POLICY			22
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE			22
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		22
	6.2	RATINGS		23
ITEM 7 -	MARKET FOR SECURITIES OF THE COMPANY			24
ITEM 8 -	DIRECTORS AND OFFICERS			25
	8.1	INFORMATION CONCERNING DIRECTORS		25
		8.1.1	Independence	28
	8.2	AUDIT COMMITTEE		28
		8.2.1	General	28
		8.2.2	Charter of the Audit Committee	28
		8.2.3	Relevant Education and Experience of the Audit Committee Members	28
		8.2.4	External Auditor Service Fees	30
		8.2.5	Policies and Procedures for the Engagement of Audit and Non-Audit Services	30
	8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS		31
	8.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS		32
ITEM 9 -	LEGAL PROCEEDINGS			32
	9.1	COUNTERVAILING AND ANTIDUMPING DUTIES		32
	9.2	GENERAL		33
ITEM 10 -	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS			34
ITEM 11 -	TRANSFER AGENT AND REGISTRAR			34
ITEM 12 -	MATERIAL CONTRACTS			34
ITEM 13 -	INTERESTS OF EXPERTS			34
ITEM 14 -	ADDITIONAL INFORMATION			35
DEFINITIONS				36
SCHEDULE A				38

Annual Information Form

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the audited consolidated financial statements for the fiscal year ended September 30, 2006 (the “2006 Financial Statements”), the report of the auditors thereon dated November 15, 2006, except as to note 22(b) which is as of December 5, 2006, the management’s discussion and analysis dated December 5, 2006 (the “2006 MD&A”), and certain specifically identified pages of the Management Information Circular dated December 12, 2006 prepared in connection with the February 1, 2007 annual and special meeting of the shareholders of Tembec Inc. (the “2007 Proxy Circular”) filed with the securities commission or similar authority in each of the provinces of Canada are incorporated by reference into and form an integral part of this Annual Information Form.

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the “Company” in this Annual Information Form are to Tembec Inc. References to “Tembec” are to, as the context may require, either the Company or the Company together with one or more of its subsidiaries (the “Subsidiaries”), affiliates and its interests in joint ventures and other entities. Reference to “Tembec Industries” is to Tembec Industries Inc., a wholly-owned subsidiary of the Company. In addition, unless otherwise defined herein, certain terms are defined in the Definitions section included on page 35 of this Annual Information Form. All dollar figures are in Canadian dollars unless stated otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including statements which may contain words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions, statements that are based on current expectations and estimates about the markets in which Tembec operates and statements of Tembec’s belief, intentions and expectations about developments, results and events which will or may occur in the future, statements relating to trends, expected operating cost savings and expected capital expenditures, constitute “forward-looking statements”. These statements are based on certain assumptions and analyses made by Tembec derived from its experience and perceptions. Unless otherwise indicated, forward-looking statements in this Annual Information Form describe Tembec’s expectations as at December 18, 2006. In addition, other written or oral statements that would constitute forward-looking statements may be made from time to time by or on behalf of Tembec.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

•	The demand and prices for the products that Tembec sells;
•	Fluctuations in the exchange rate of the Canadian dollar to the US dollar and to the Euro;
•	Fluctuations in duties or export taxes imposed on lumber exported to the United States;
•	The effect of general economic conditions, including the level of interest rates;
•	Raw material availability and prices;
•	The risk of loss from fires, floods and other natural disasters;
•	The availability and retention of qualified personnel or management;
•	Labour unrest;
•	Levels of capital expenditures required to maintain and upgrade processes;
•	The effect and enforcement of forestry, land use, environmental and other governmental regulations;
•	Transportation costs;
•	Competitive actions by other companies;
•	Performance of pension fund investments;

In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive from them. Except as otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on

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Tembec’s business. Such statements do not, unless otherwise specified by Tembec, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them, and cannot be expressed in a meaningful way or in the same way Tembec presents known risks affecting its business. Tembec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the “AIF”) is dated as of December 18, 2006. Except as otherwise indicated, the information contained in this AIF is stated as at September 30, 2006.

ITEM 2 - CORPORATE STRUCTURE

The Company was incorporated under Part 1 of the Companies Act (Québec) on July 12, 1972 and continued under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company’s articles were made at various times for the main purpose of modifying the authorized share capital.

The Company’s head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Québec, H3B 1X9, telephone: 514-871-0137. Its website address is www.tembec.com.

The chart below depicts Tembec’s principal operating facilities by industry segment as at the date of this AIF and, where appropriate, the subsidiaries or affiliates that operate them. Where the percentage of ownership is less than 100%, it is indicated.

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CORPORATE ORGANIZATION CHART

TEMBEC INC.

100%

TEMBEC INDUSTRIES INC.

FOREST PRODUCTS GROUP

Spruce, Pine, Fir Lumber and Panels
- Random Lumber - Beam, QC
- Random Lumber - Nouvelle, QC [1]
- Random Lumber - St. Alphonse, QC [1]
- Random Lumber - Timmins, ON
- Random Lumber - Hearst, ON
- Random Lumber - Chapleau, ON
- Random Lumber - Elko, BC
- Random Lumber - Canal Flats, BC
- Random Lumber - Cranbrook, BC
- Stud Lumber - Taschereau/LaSarre, QC
- Stud Lumber - Senneterre, QC
- Stud Lumber - Cochrane, ON
- Stud Lumber - Kapuskasing, ON [2]
- Finger Joint Lumber - Cranbrook, BC
- TKL – Temiscaming, QC [12]

Specialty Wood
- Pine and Hardwood Lumber - Mattawa, QC
- Pine and Hardwood Lumber – Davidson, QC [13]
- Hardwood Lumber - Huntsville, ON
- Hardwood Flooring - Huntsville, ON
- Pre-Finished Hardwood Flooring - Toronto, ON
- Pine Lumber - Brassac, France [3]

Engineered Wood
- LVL - Ville-Marie, QC [4]
- Engineered Finger Joint Lumber - LaSarre, QC
- Engineered Finger Joint Lumber - Kirkland Lake, ON
- LVL – Amos, QC [4]
- Wood I-Beam - Blainville, QC [4]
- Wood I-Beam - Bolton, ON [4]
- Wood I-Beam - Calgary, AB [4]

PULP GROUP

Paper Pulps
- Softwood Kraft - Skookumchuck, BC
- Softwood Kraft - Smooth Rock Falls, ON [11]
- Softwood Kraft - Marathon, ON [5]
- Softwood Kraft - Tarascon, France [6]
- Hardwood Kraft - Saint-Gaudens, France [7]
- Hardwood High Yield - Témiscaming, QC [2]
- Hardwood High Yield - Matane, QC [2]
- Hardwood High Yield - Chetwynd, BC

Specialty Pulps
- Specialty Cellulose - Témiscaming, QC [2]
- Fluff - Tartas, France [8]
- Dissolving - Atholville, NB [9]

PAPER GROUP

Newsprint
- Newsprint - Kapuskasing, ON [2]
- Newsprint - Pine Falls, MB

Coated Paper
- Coated No. 4 and 5 - St. Francisville, LA [10]

Specialty Papers
- Specialty Kraft Paper-St. Francisville, LA [10]

Paperboard
- Coated - Temiscaming, QC [2]

1. 50% Participation held through Produits Forestiers,Temrex Limited Partnership (Québec).
2. Held through Spruce Falls Inc. (Canada).
3. 77% Participation held through Tembec Brassac S.A.S. (France), sold effective October 1, 2006.
4. 50% Participation held through Temlam Inc. (Canada).
5. 50% Participation held through Marathon Pulp Inc. (Ontario).
6. Held through Tembec Tarascon S.A.S. (France).
7. Held through Tembec Saint-Gaudens S.A.S. (France).
8. Held through Tembec Tartas S.A.S. (France).
9. 50% Participation held through AV Cell Inc. (New-Brunswick).
10. Held through Tembec USA LLC (Delaware).
11. Smooth Rock Falls was indefinitely idled on July 31, 2006. On December 5, 2006, Tembec announced the permanent closure of the pulp mill.
12. TKL - Témiscaming was indefinitely idled on July 11, 2005.
13. Davidson was shut down temporarily for an indefinite period in the September 2005 quarter.

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Investments

     SPF Lumber

Tembec Industries holds a 50% interest in Temrex Forest Products, Limited Partnership, which owns and operates two sawmills in the Gaspé region of the province of Québec, respectively located in Nouvelle and St-Alphonse, Québec.

     Engineered Wood

Tembec Industries holds a 50% interest in Temlam Inc. (“Temlam”), which owns and operates an engineered wood products business comprised of laminated veneer lumber (“LVL”) plants in Ville Marie and in Amos, Québec, and 3 wood I-beam plants located in Blainville, Québec, Bolton, Ontario and Calgary, Alberta.

     Specialty Cellulose

Tembec Industries holds a 50% interest in AV Cell Inc. which owns and operates a dissolving pulp mill located in Atholville, New Brunswick.

Since November 9, 2005, the Company has held a 25% interest in AV Nackawic Inc. which owns a hardwood kraft pulp mill located in Nackawic, New Brunswick which was restarted in early calendar 2006 and is expected to be converted to a specialty cellulose mill in 2007.

     Northern Bleached Softwood Kraft

Tembec holds a 50% interest in Marathon Pulp Inc. which owns and operates a softwood kraft pulp mill in Marathon, Ontario.

     Radiata Pine Lumber

The Company holds a 34% economic and 50% voting interest in Foraction Chile Inc. which owns and operates a sawmill in Curanilahue, Chile.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1     BUSINESS OVERVIEW

Tembec is a large, diversified and integrated forest products company with operations principally located in North America and in France. Its business segments are forest products, pulp, paper and chemicals. As the chemical business represents less than 10% of the Company’s consolidated sales and consolidated assets, it is not discussed in this AIF.

Tembec produces approximately 1.7 billion board feet of lumber, 2.2 million tonnes of pulp and 1.1 million tonnes of paper. A breakdown of production capacities by operating facility is included in the Segment Review section of the 2006 MD&A. For the fiscal year ended September 30, 2006, Tembec had sales of $3.3 billion, EBITDA of $23 million, an operating loss of $374 million and a net loss of $304 million. Tembec’s total assets at that date were $3 billion and it employed approximately 9000 people. The segmented results and the breakdown of sales of the Company’s products by geographic areas are shown on pages 4 to 5 of the Company’s 2006 Financial Statements.

Tembec’s strategy is to (i) diversify its business among the forest products, pulp products and paper products sectors; (ii) strive to maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within its business segments.

3.2     THREE YEAR HISTORY

The following summarizes major events that have occurred over the past three years:

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Forest Products Group

As part of its strategy to contribute to much needed consolidation in the softwood lumber industry in North America, and to further secure its long-term fibre base for its pulp and paper manufacturing operations in Ontario and Québec, in fiscal year 2004 Tembec acquired two sawmills located in La Sarre and Senneterre, Québec for $49 million plus working capital of $15 million as well as a sawmill from Weyerhaeuser located at Chapleau, Ontario for $26 million, including working capital. The three sawmills increased the company’s SPF lumber capacity by 350 million board feet or 24%.

In August 2004, Tembec also exercised its option to acquire the remaining 50% interest in Excel Forest Products Inc., which owned and operated an SPF sawmill located in Opasatika, Ontario, for cash consideration of $7 million. The initial 50% interest had been acquired in March 2001. The purchase increased the Company’s lumber capacity by 47.5 million board feet or 3%.

In January 2005, Tembec announced the permanent closure of its Opasatika, Ontario and Kirkland Lake, Ontario SPF sawmills. The two sawmills had a combined annual capacity of 130 million board feet or 7% of the Company’s total SPF capacity. The Company was able to mitigate the loss of capacity by reallocating timber to its other regional sawmills.

In June 2005, the Company idled several facilities. These included an SPF sawmill in LaSarre, Quebec: a specialty hardwood and pine sawmill in Davidson, Quebec: a specialty hardwood sawmill in Temiscaming, Quebec and a lumber remanufacturing facility in Brantford, Ontario. The SPF sawmill had a capacity of 100 million board feet, representing 6% of the Company’s total capacity. The Company was able to mitigate the loss of capacity by reallocating timber to its other regional sawmills. The two specialty sawmills had a capacity of 70 million board feet, representing 38% of the Company’s annual capacity. The closure of the lumber remanufacturing facility represented an exit from this particular activity, as the Company did not own any other similar facility.

In 2005, Temlam completed the construction of a 4.6 million cubic feet LVL plant at Amos, Québec at a cost of $130 million. The plant was started in early calendar 2006 and reached acceptable operating levels in September 2006.

In September 2005, Tembec was awarded Forest Stewardship Council (“FSC”) certification for its forest resource management practices related to four Forest Management Units in the Abitibi-Témiscamingue region of Québec. Tembec now has 8.5 million hectares of Canadian forest that is FSC certified.

In February 2006, Tembec completed the sale of its oriented strandboard (“OSB”) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. for a total consideration of $98 million, of which $88 million were payable at closing, and the balance payable in the form of a $10 million interest-bearing note, repayable in equal annual installments over a five-year period. As a result of this transaction, the financial results of the OSB operation have been reclassified as discontinued operations. Comparative figures shown in the AIF have also been reclassified to exclude the OSB mill’s results.

In fiscal 2006, Tembec announced a series of temporary shutdowns, ranging from a few weeks to indefinite periods of time, at various sawmills located in Ontario and Quebec. These shutdowns were due to several factors including overall market conditions, product pricing and the high value of the Canadian dollar. In October 2006, three sawmills located in Québec were shut down for an indefinite period of time.

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Pulp Group

The Temiscaming specialty cellulose mill modernization was completed during the 2004 fiscal year. The $140 million project involved upgrading the pulp screening and washing, bleach stock washing and screening, dry machine and finishing, chip screening and digester areas of the mill.

In April, 2006, Tembec announced that its market pulp mill in Smooth Rock Falls, Ontario would be idled indefinitely, effective July 31, 2006, affecting 230 employees. The Smooth Rock Falls mill produced 200,000 tonnes of Northern Bleached Softwood Kraft (“NBSK”) pulp annually, representing 9% of the Company’s total annual capacity. On December 5, 2006, the Company announced the permanent closure of the pulp mill. This closure was necessary in light of the high value of the Canadian dollar and high manufacturing costs at this site relative to global competition.

Paper Group

In the March 2004 quarter, the Company recorded a charge of $37 million relating to the write-down of its investment in Gaspesia Papers Limited Partnership (“Gaspesia”). The Company owned a 25% interest in Gaspesia, which was in the process of converting a newsprint operation, located in Chandler, Quebec, to a coated paper facility. The charge was as a result of a decision made by the Gaspesia partners to halt work on the modernization project and seek creditor protection.

In the September 2004 quarter, the Company recorded a charge of $10 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario papermill. The machine had been idle since February 2004 and based on relatively difficult market conditions it was deemed unlikely to restart. The 70,000 tonnes per year newsprint machine remains idle. The closure reduced the Company’s total newsprint capacity by 12%.

In May 2005, Tembec announced the closure of the Saint Raymond, Quebec paper mill. The facility had the capacity to produce 65,000 tonnes of coated and uncoated groundwood papers. The closure reduced Tembec’s total paper capacity by 6%.

In the March 2006 quarter, Tembec permanently idled a pressurized groundwood pulp line and an unbleached board machine at the St.Francisville, Louisiana paper mill. The unbleached board machine had a capacity of 80,000 tonnes, representing 7% of Tembec’s paper capacity.

Governmental Activity

During the last fiscal year, Tembec received a compensation payment of $5 million from the Province of British Columbia associated with reductions in Tembec’s allowable annual cut (“AAC”) related to its operations in Southeastern British Columbia. This AAC reduction was part of the government’s province-wide timber reallocation process. There was also an additional payment in recognition of road and other infrastructure investments in areas affected by the reduction

In February, 2006, the Province of Ontario confirmed it would commence funding 100% of the cost of primary road building and 50% of the cost of building secondary roads. This was in addition to support for maintenance costs on primary roads announced during fiscal year 2005. The combined effect of the foregoing road building and maintenance funding measures and those announced last summer should result in a cost reduction in the range of $2.90 per cubic meter on volumes harvested in Ontario.

Financing

In the spring of 2005, Tembec put in place a three-year committed revolving line of $150 million with CIT Business Credit Canada Inc., and a three-year committed revolving line of $190 million with a syndicate of banks, subsequently increased to $200 million, both of which replaced existing operating facilities. In June 2006, the lenders declined the extension of the operating line of credit. It became a non-revolving line of $136 million expiring in June 2008.

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3.3     TRENDS

Reference is made to the Segment Review section of the 2006 MD&A.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1     PRINCIPAL OPERATIONS

Tembec’s business is centered around the production and sale of forest, pulp and paper products. The manufacturing assets of Tembec are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Québec.

Tembec has approximately 9,000 employees of which approximately 6,000 are covered by collective bargaining agreements. At the end of September 2006, there were 17 agreements covering 1,300 employees that had expired. During fiscal 2007, a total of 4 agreements covering 450 employees will expire.

The birthplace of the Company is the town of Temiscaming, Québec. It is one of the more significant production sites owned by Tembec, representing approximately 18% of consolidated sales. The Temiscaming complex, as the site is referred to, includes 3 pulp lines which produce specialty cellulose and high-yield pulps, a 3-ply coated paperboard machine, an ethyl alcohol production facility, a liquid resin plant, a lignosulfonate spray drying operation, a biomass boiler which generates steam and electricity, burns wood waste and sludge as well as primary and secondary effluent treatment facilities.

The lumber and paper businesses are more North American in nature and Tembec’s assets in these segments are located in this market. The pulp business is global in nature, with Europe and China being the largest consumers. Three of the eleven pulp mills, which represent 30% of Tembec’s paper pulp production and 41% of its specialty pulp production, are located in Europe. The other eight pulp mills are located in Canada. The following sections provide specifics in relation to each of the Company’s principal business segments.

4.1.1     Forest Products Group

The Forest Products Group produces an extensive range of commodity and value-added forest products focusing on three main product groups: (i) Spruce, Pine, Fir Lumber (“SPF”), (ii) Specialty Wood products and (iii) Engineered Wood products. For the fiscal year ended September 30, 2006, the Forest Products Group generated external sales of $905 million, EBITDA of $22 million and an operating loss of $31 million. The Forest Products Group’s annual sales accounted for approximately 27% of Tembec’s total consolidated sales in fiscal 2006.

The following table summarizes the annual operating levels of each operating facility by product group:

SPRUCE, PINE, FIR LUMBER

Location and Product	MFBM
Stud Lumber
Taschereau/La Sarre, QC(1)	200,000
Senneterre, QC	150,000
Cochrane, ON	170,000
Kapuskasing, ON	105,000

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Random Lumber
Elko, BC (2)	270,000
Canal Flats, BC (2)	180,000
Hearst, ON	160,000
Timmins, ON	100,000
Chapleau, ON	135,000
Bearn, QC	110,000
Nouvelle/St-Alphonse, QC(3)	75,000
Finger Joint Lumber
Cranbrook, BC	25,000

1,680,000

SPECIALTY WOOD
Location and Product	MFBM
Davidson, QC(4) – Pine and Hardwood Lumber	55,000
Mattawa, ON - Pine and Hardwood Lumber	30,000
Huntsville, ON - Hardwood Lumber	30,000
Huntsville, ON - Hardwood Flooring	18,000
Toronto, ON - Pre-Finished Hardwood Flooring	10,000
Brassac, France – Pine Lumber	15,000
Curanilahue, Chile(5) - Radiata Pine Lumber	22,000

180,000

ENGINEERED WOOD
Location and Product	Thousand ft. [3]
Ville-Marie, QC(6) – Laminated Veneer	475
Lumber(6)
Amos, QC (6) (7) – Laminated Veneer Lumber	2,300

2,775

MFBM
La Sarre, QC - Engineered Finger Joint Lumber	60,000
Kirkland Lake, Ont(7) – Engineered Finger Joint	60,000
Lumber

120,000

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Thousand linear ft.
Bolton, ON(6) – Wood I-Beams	40,000
Calgary, AB(6) – Wood I-Beams	18,000
Blainville, QC(6) – Wood I-Beams	5,000

63,000

Million lbs
Bolton, ON(6) (8) - Metal Plates and Webs	10.0

(1)      Sites are operated as a combined entity.
(2)      The Elko and Canal Flats Sawmills rely on Cranbrook Planing Mill to dry and dress 80,000 mfbm of lumber.
(3)      Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
(4)      The Davidson facility was shut down temporarily for an indefinite period in the September 2005 quarter.
(5)      Volume reflects 34.31% of the actual plant capacity as the unit is part of the Foraction joint venture whose financial results are not consolidated with those of the Company.
(6)      Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.
(7)      Projected capacity as mill is in start-up phase.
(8) The Temlam joint venture sold its metal plates and webs business in the June 2006 quarter.

Products and Markets

The SPF lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated (“MSR”) grades.

Pine and hardwood lumber are used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications.

Hardwood flooring products are targeted for residential, commercial and recreational applications.

The engineered wood products business manufactures LVL and I-beams which are used in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications.

In addition, the Forest Products Group produces and ships approximately 1.9 million tonnes of wood chips, approximately 86% of which are directed to Tembec’s pulp and paper facilities.

The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. The total North American lumber demand is approximately 73 billion board feet, with U.S. demand of approximately 63 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 38 billion board feet, leaving a U.S. domestic shortfall of approximately 25 billion board feet. Canadian producers annually sell a total of 35 billion board feet, shipping 22 billion board feet to the U.S. and exporting 2 billion board feet outside North America. The remaining 11 billion board feet is consumed domestically in Canada. Tembec’s production capacity represents approximately 2% of the North American SPF lumber capacity.

In fiscal 2006, 43% of Tembec’s consolidated sales occurred in Canada and 52% in the United States of America. As a result of the significant dependence on the U.S. market, Tembec’s forest products competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. The Forest Products Group business fosters a highly diversified customer base. Products are sold by Tembec’s own internal sales force directly to large retailers, industrial end-users and distributors. Tembec markets most of its solid wood products in North America. The Company competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer

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service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the recently signed Canada/USA Softwood Lumber Agreement (the “2006 Softwood Lumber Agreement”) also have an impact on the Company’s competitive position. The new agreement, which came into force on October 12, 2006, requires Canadian exporters to the U.S to pay an export tax which varies inversely with the price of lumber. Beginning on January 1, 2007, Tembec’s Québec and Ontario sawmills will also be subject to an export quota, but the export tax rate in effect since October 12, 2006 will be reduced. Prior to the settling of the softwood lumber dispute, Canadian lumber producers were forced to pay in excess of $US 5 billion of countervailing and antidumping duties to U.S. Customs since May 2002. On October 30, 2006, Tembec received payment of US $242 million pertaining to softwood lumber duty deposits made by Tembec to US Customs since May 2002. The funds were advanced by Export Development Corporation (“EDC”) as part of a financing transaction made possible by the 2006 Softwood Lumber Agreement. The Agreement provides for the return of approximately 82% of the US$ value of duties deposited by the Company, including accrued interest. The $242 million received represented substantially all of the moneys that Tembec expects to recover.

Fibre Supply

Tembec’s Canadian forestry operations are managed by the Forest Resources Management Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec’s forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations.

Québec

Tembec has timber supply and forest management agreements (commonly known as “CAAFs”) with the Ministry of Natural Resources (Québec) for the supply of its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF.

The Coulombe Commission, appointed by the Québec government to study and report on the management of Crown land on its territory, made its report public on December 14, 2004. It recommended that the Québec government reduce timber cutting rights by 20% for fir, spruce, jack pine and tamarack (SPF). During the spring of 2005, the Québec government announced a 20% reduction in annual allowable cut for SPF, and 5% on other species. Cutting rights for Tembec were reduced by 19.2% in SPF, for a total reduction of 11.6% all species combined.

Ontario

Tembec’s cutting rights are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources (Ontario). These licenses expire at different dates and have 20 year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

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Manitoba

In Manitoba, Forest Management License Agreements (“FMLs”) enable holders to harvest to sustainable levels. The FMLs are for 20 year terms and are renewable every 10 years upon approval of a ten year forest management plan

(“FMP”). An environmental licensing process accompanies the submission of the long-term forest management plan resulting in the issuing of a ten-year environmental license. Tembec’s 20 year FMP expired on January 1, 1998. Due to extenuating circumstances, a new FMP was not produced and Tembec operations have been approved based upon annual operating plans since that time. The Province of Manitoba has notified Tembec that a new twenty-year FMP must be submitted for Tembec’s FML by January 1, 2008. The Province has also provided Tembec notice that the current FML will not be extended when the new FMP is approved and that a new FML will be required by December 31, 2008. Discussions regarding the new FML between the Province of Manitoba and Tembec should commence in 2007 in order to be fully prepared with a new agreement prior to the expiry date of the current FML on December 31, 2008.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures regulated under the British Columbia Forest Act, the Forest Practices Code of British Columbia Act and the Forest and Range Practices Act and associated regulations.

The forms of forest tenures held by Tembec are one tree farm license (25-year term replaced every 5 to 10 years) and three forest licenses (15-year term also replaced every 5 to 10 years). Such licenses typically confer to their holder the right to harvest a specific volume of timber on Crown lands. In harvesting these tenures, the Company is required to satisfy specific government objectives which include forest management, protection of non-timber resources, harvesting, reforestation and protection of archaeology and cultural heritage sites.

As a result of the Forest Revitalization Act, license holders across the province were required to surrender a certain portion of existing harvesting rights (roughly 20% for tenure with annual allowable cuts greater than 200,000 m3). This surrendered volume was reallocated to the British Columbia Timber Sales Program, First Nations and small tenures (for example woodlots). While some volume of harvesting rights was lost from forest tenures (in Tembec’s case: 189,310m3, by March 1, 2006), it remains available on the open market through a competitive purchase program.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

Due to the mountain pine beetle infestation in British Columbia and the resultant deterioration in log quality, provincial authorities have committed to changing the method of scaling and pricing logs in the province. These legislative changes came into effect in spring 2006. More particularly, on April 1, 2006 new log grades were established for the interior of the province and on July 1, 2006 a market based pricing system for the interior of the province also came into force.

4.1.2     Pulp Group

The Pulp Group currently consists of eleven manufacturing facilities operating at ten sites. The facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high-yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Nine of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario, softwood kraft pulp mill and in the Atholville, New Brunswick, dissolving pulp mill. In the fiscal year ended September 30, 2006, the Pulp Group generated external sales of $1.4 billion, EBITDA of $6 million, and an operating loss of $269 million.

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The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Paper Pulps	Tonnes
Softwood Kraft
Skookumchuck, BC	270,000
Tarascon, France	260,000
Smooth Rock Falls, ON(1)	200,000
Marathon, ON(2)	95,000

825,000

Hardwood Kraft
Saint-Gaudens, France	305,000

Hardwood High-Yield
Temiscaming, QC	300,000
Matane, QC	230,000
Chetwynd, BC	200,000

730,000

Specialty Pulps
Temiscaming, QC – Specialty Cellulose	165,000
Tartas, France – Fluff	155,000
Atholville, NB(2) – Dissolving	60,000

380,000

Total	2,240,000

(1)	Idled indefinitely since July 2006. On December 5, 2006, Tembec announced the permanent closure of the pulp mill.
(2)	50% of current annual capacity.

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high-yield pulps are made by mechanical methods. Kraft paper pulps are used to produce a variety of high-quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibres provide required strength properties for paper producers. High-yield market pulps have been produced in North America since the mid 1980’s. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high-yield pulps in paper production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces high purity cellulose, which is used in textiles, pharmaceuticals, food additives and industrial chemicals. The pulp mill in Tartas, France, also produces fluff pulp using the sulphite process and it is sold to manufacturers of disposable sanitary products who then break down the pulp rolls into individual fibres to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-uses. The dissolving pulp grades produced in Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fibre by affiliates of the Aditya Birla Group, Tembec’s joint venture partner in AV Cell Inc.

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The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. Global market pulp demand is approximately 49 million tonnes. Western Europe, including Nordic countries, is the largest producing region of market pulp at 12 million tonnes per year followed by Canada at 11 million tonnes and South America at 9 million tonnes. Europe is the largest consuming region at 19 million tonnes per year, followed by North America at 9 million tonnes and China at 7 million tonnes.

Tembec markets its pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Canada, Switzerland, China, Taiwan, Japan, South Korea and Spain. This is consistent with Tembec’s strategy of selling directly to customers and establishing long-term strategic relationships. Tembec’s sales force also markets pulp and paperboard produced by third parties. In fiscal 2006, agency pulp sales totaled 2,000 tonnes compared to 4,400 tonnes in fiscal 2005. Sales from the Pulp Group represented approximately 41% of Tembec’s total consolidated sales in fiscal 2006.

Fibre Supply

Tembec’s North American pulp mills consumed approximately 2.3 million bone dry tonnes of wood chips in fiscal 2006. Of this amount, approximately 47% was supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various durations. The three pulp mills located in southern France purchase their fibre requirements from many private landowners.

4.1.3     Paper Group

The Paper Group currently consists of four facilities with a total of nine operating paper machines producing newsprint, coated paper, coated board and specialty paper products. For the fiscal year ended September 30, 2006, the Paper Group generated sales of $874 million, negative EBITDA of $11 million, and an operating loss of $72 million.

The following table summarizes the products and operating levels of each facility by main type:

Location and Product
Newsprint	Tonnes(1)
Kapuskasing, ON – Newsprint	330,000
Pine Falls, MB – Newsprint	185,000

515,000

Coated Paper
St. Francisville, LA – Coated	280,000

Specialty Paper
St. Francisville, LA – Uncoated Bleached Board(2)	80,000
St. Francisville, LA – Specialty Kraft Paper	30,000
Temiscaming, QC – Coated Paperboard	180,000

290,000

Total	1,085,000

(1)	Although the above table shows all capacities in metric tonnes, coated paper and certain specialty paper are sold primarily in short tonnes.
(2)	Paper machine #3 was permanently shut down in December 2005.

Products and Markets

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the

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requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. In calendar year of 2005, the total North American newsprint demand was approximately 10.5 million tonnes with the U.S. market consuming 9.4 million tonnes. U.S. producers currently supply 4.3 million tonnes of this requirement. Canadian newsprint producers annually sell a total of 7.8 million tonnes, shipping 4.8 million tonnes to the U.S. and exporting 2.0 million tonnes outside of North America. As a result of this large dependence on the U.S. market, Tembec’s newsprint competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec’s newsprint capacity represents approximately 4% of total North American production capacity.

The St-Francisville, Louisiana, paper facility produces coated and specialty papers. The end-use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents approximately 3% of the North American market. The specialty paper products segment encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, and pharmacy bags. The specialty market is made up of small non-pulp integrated producers. Tembec is the leading producer of paper for the coffee filter market and also benefits from being fully integrated with its pulp supply with respect to this segment of the market.

The paperboard markets targeted by Tembec are the coated lightweight, bleached linerboard and folding carton board packaging markets for food, pharmaceuticals, cosmetics and cigarettes. Graphic printing applications include postcards, calendars, greeting cards, book covers and report covers. In addition, the mill produces bleached liner board for high-quality packaging and display applications. The paperboard group’s major market is in the U.S. with the balance split between Canada and offshore markets.

The focus of the Paper Group is the North American market which accounted for 98% of sales in fiscal 2006, with the U.S. representing 87% of total sales. For fiscal year 2006, the Paper Group represented 26% of consolidated sales.

Fiber Supply

The Paper Group receives approximately 40% of its virgin fibre requirements through internal sources with the remainder purchased from sawmills and third-party suppliers. The paper mills consumed 0.9 million tonnes of wood chips and round wood in the last fiscal year. All of the wood fibre required by the St. Francisville facility is purchased from industrial and privately owned land.

The pulp group provides the high yield pulps and a portion of the NBSK pulp required by the Temiscaming paperboard operation. Other purchases of kraft pulp are made on the open market.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize de-inked recycled pulp produced from old newspapers (“ONP”) and old magazines (“OMG”). Their consumption of ONP and OMG was 86,600 tonnes in the last fiscal year. ONP and OMG are purchased from various merchants and collection groups.

4.2     ENVIRONMENTAL AND SOCIAL POLICIES

Tembec shares with the community important responsibilities towards the environment in which we live and work. The Company supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life.

Environmental Management

Tembec maintains two Environmental Management Programs (“EMPs”) Forever Green® and Impact Zero® targeting the forestry and manufacturing sectors. The objectives of the EMPs are to (i) maintain compliance with Tembec’s corporate principles and environmental policy, (ii) integrate sustainable development, (iii) respond effectively to environmental issues, (iv) obtain appropriate certification and (v) continually improve environmental performance.

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Pulp and Paper

Impact Zero® provides for the development of environmental objectives, targets and action plans that are based on specific performance criteria. It also includes the implementation and maintenance of an environmental management system (“EMS”), in compliance with the ISO 14001-2004 standard.

Impact Zero® objectives and targets are established in six key areas at each Tembec manufacturing site. The sites are responsible for establishing and maintaining programs and action plans required to achieve the environmental objectives and targets within scheduled timeframes, as well as for allocating the human, technical and financial resources required for their implementation. All but one of Tembec’s pulp and paper operations are currently certified to the ISO-14001 standard. The Chetwynd plant, a zero-effluent mill, is expected to obtain its certification in early 2007.

Environmental Infractions

In the last fiscal year, Tembec reached settlements with the Governments of Québec and Canada relating to exceedences of allowable limits of effluents from Tembec’s industrial site located in Temiscaming, Québec. Such settlements resulted in the payment by Tembec of a fine of $1 million to the Government of Québec, a fine of $250,000 to the Government of Canada and a contribution of $500,000 to the Environmental Damages Fund. The infractions occurred between 2001 and 2004 when Tembec was reviewing options for additional capital expenditures focused on effluent treatment facilities and process modifications that would have a further positive environmental effect with the goal being to ensure that the Temiscaming Complex would meet the environmental standards. A capital plan providing for expenditures in excess of $50 million has been fully executed and commissioned since early calendar 2006. These investments will ensure that, barring unforeseen events, the Temiscaming Complex site operates in full compliance with all applicable environmental regulations.

Forest Resource Management

The Forever Green® Program includes the implementation and maintenance of an EMS, in compliance with the ISO 14001-2004 standard, which aims to promote environmental protection, sustainable forest management and conformance with Tembec’s environmental policy for forest operations. Tembec has developed the “Forever Green® Guiding Principles” to direct forest managers in the establishment of environmental objectives and targets which are reviewed annually. As part of the Forever Green® Program, Tembec has also made a commitment to certify all of its forest operations to the Forest Stewardship Council (“FSC”) standards.

Certification

In the past fiscal year, the Company was awarded FSC certification at 6 new locations representing an unprecedented growth in FSC certification for Tembec. New certificates were granted for Tembec operations in Chapleau, Ontario, Bearn, Rouyn and Nouvelle, Québec and Cranbrook and Invermere, British Columbia. These recent certifications bring the total area of FSC certified forest under license to Tembec to 8.5 million hectares of Canadian forest. As of September 2006, one forest that is 900,000 hectares in size has been audited and is scheduled to be certified prior to the end of the 2006 calendar year. Tembec has a total of 12 FSC forest management certificates representing the largest area of any FSC certified company in the world.

In keeping with its philosophy to promote environmental protection, Tembec entered into an agreement in December 2004 with Nature Conservancy of Canada (“NCCÝ) to protect over 400 square kilometers (40,213 hectares) of important wildlife habitat in southeastern British Columbia. It is the largest agreement of its kind ever negotiated by NCC, and one of the biggest private conservation agreements in North American history. The agreement commits Tembec to a 10-year no-development moratorium on 370 square kilometers (36,991 hectares) of its land. The Rain Forest Alliance, a leading international conservation organization, recognized Tembec as a corporate sustainable standards setter to highlight its significant contribution to environmental conservation and sustainability.

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First Nations Policy

In protecting and enhancing the resources in its care, Tembec is also cognizant of and recognizes its presence in territories on which aboriginal people assert rights and interests. The Company has adopted a First Nations policy, the purpose of which is to build relationships with Aboriginal People located in the vicinity of the Company’s operations. Tembec’s policy covers areas such as capacity building, employment opportunities, information-sharing, business relations and measures to harmonize traditional land use and forestry operations.

Tembec has agreements in place with the Ktunaxa Nation Tribal Council representing 5 communities in southeastern British Columbia and with 3 communities in northeastern British Columbia in the vicinity of Chetwynd. Tembec has entered into these agreements to promote a positive long-term working relationship between the parties, and to identify the means to accommodate community interests.

Tembec has agreements in place with Missanabie Cree First Nation, Wahgoshig First Nation, Nipissing First Nation, Taykwa Tagamou Nation in Ontario to recognize the interest of the community in participating in forest management activities, creation of economic opportunities and consultation initiatives.

In Québec, Tembec has agreements in place with six First Nations communities, the most recent of which was finalized in early 2006 with Long Point First Nation. With Timiskaming First Nation, Wolf Lake First Nation, Eagle Village First Nation, Pikogan First Nation, Listuguj First Nation agreements are in place to accommodate the traditional activities of the community during forestry planning through the identification of areas of concern and development of measures to harmonize. Financial support to assist the community in engaging in resource management is also provided.

4.3     RESEARCH AND DEVELOPMENT

Tembec considers research and development (“R&D”) essential to its growth and to its long-term ability to compete successfully on world markets. Tembec’s mission of minimizing costs and encouraging innovation while protecting the environment is backed by its objective to invest the equivalent of a minimum of 5% of sales in R&D each year. Some R&D is carried out with specialized research centres, Canadian and foreign universities and strategic equipment and technology suppliers. The R&D thrust is a crucial aspect of Tembec’s activities, enabling Tembec to continue meeting its customers’ ever-growing expectations and to develop new customer relationships. Research projects target environmentally sound forest operations, lower cost fibre transformation processes and new higher value-added product development.

Tembec’s research and development expenditures have averaged nearly 100 million annually over the last 3 years.

4.4     COMPETITION

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec’s lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers, some of whom have greater financial resources and operate mills which may have lower production costs than the mills operated by Tembec.

4.5     RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this AIF.

Product Prices

Tembec’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product

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supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Tembec is not able to predict with certainty market conditions and selling prices for its products. There can be no assurance that prices for Tembec’s products will not decline from current levels, or when such prices may increase. Tembec has, in the past, and may, in the future, decide to schedule market-related production downtime as a result. Any prolonged or severe market weakness for any of Tembec’s principal products may adversely affect Tembec’s revenues, results of operations, cash flow and its ability to satisfy its obligations under its indebtedness and its capital expenditure requirements.

Foreign Exchange

Revenues for most of Tembec’s products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the Euro. The prices for many of Tembec’s products, including those Tembec sells in Canada and Europe, are generally driven by US dollar reference prices. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the Euro reduces the amount of revenues Tembec realizes on its sales. In addition, since Tembec’s business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange rates can significantly affect a unit’s relative profitability when compared to competing manufacturing sites in other currency jurisdictions. This could result in a business unit’s inability to maintain its operations during periods of low prices or demand.

Availability and Price of Fibre

Fibre represents Tembec’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements grant timber tenure for terms varying from 5 to 25 years and are generally subject to regular renewals every 5 years. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Tembec cannot predict the extent to which aboriginal land claims or other rights will affect Tembec’s existing Crown tenures or Tembec’s private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future.

The Province of Québec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Québec and the Cree First Nation. As a result, the amount of fibre we are permitted to harvest annually, under our existing licenses from the Québec government, were reduced by approximately 19.2% in SPF, for a total reduction of 11.6% of all species combined.

There can also be no assurance that Tembec’s agreements with provincial governments will continue to be renewed or extended by the provincial governments on acceptable terms or that the amount of timber that is allowed to be harvested will not be further decreased. Further changes in legislation or regulatory regimes in provinces in which Tembec operates may change fee structures payable in relation to the harvesting of timber, may reduce the availability of fibre and may increase the costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards. These changes could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Natural Events

The forest products industry is periodically subject to natural events such as forest fires, adverse weather conditions, insect infestation, tree disease, prolonged drought and other natural disasters. The occurrence of any of these events could have a material adverse effect on Tembec’s business, financial condition and results of operations. The Mountain Pine Beetle continues to pose a significant threat to the lodge pole pine forest in the interior regions of British Columbia. While

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impacts in the southeastern region of the interior, where Tembec operates two sawmills, are less than in the central region, infestation levels continue to be significant in Tembec’s operating areas. Lodge pole pine accounts for more than 70% of the total timber volume harvested in British Columbia and more than 80% of the total timber volume harvested by Tembec in the province. If the outbreak continues to spread, the potential implications for Tembec include reduced fibre supply availability, a change in lumber product mix, increased costs and a decrease in the quality of lumber produced.

Energy Costs

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. The majority of the energy purchased is in the form of electricity. Higher fossil fuel prices, mainly natural gas, impact on Tembec’s energy costs. In 2002, the power market in the province of Ontario was deregulated. The impact of deregulation has meant more volatile electricity costs for Tembec’s Ontario operations.

Labor

The maintenance of a productive and efficient labour environment cannot be assured. Approximately 67% of Tembec’s workforce is unionized. Collective agreements governing approximately 29% of Tembec’s unionized employees will be under negotiation in the next fiscal year. Tembec may not be able to negotiate acceptable new collective agreements upon expiration of the existing agreements. This could result in a strike or work stoppage by the affected workers. Renewal of agreements could result in higher wages or benefits paid to union members. Therefore, Tembec could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business, financial condition, results of operations and cash flow.

Furthermore, at many of Tembec’s facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

Environmental Regulations

Tembec’s operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. Tembec incurs, and expects to continue to incur capital and operating expenditures in order to comply with applicable environmental laws and regulations. Charges by the provincial and federal regulator in connection with effluent discharges from the Temiscaming Complex have been recently settled. No assurance can be given that changes in environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on Tembec’s business, financial condition and results of operations. Similarly, no assurance can be given that any capital expenditures necessary for future compliance with such environmental laws and regulations could be financed from Tembec’s available cash flow.

Operation and Maintenance of Equipment

The production of lumber, pulp and paper is capital intensive. Although Tembec maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Tembec’s various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Tembec’s business, financial condition and results of operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are run 24 hours a day seven days a week with target uptime in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can increase the quantity of products offered in the market and therefore have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

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Trade Restrictions/Lumber Export Duties

Tembec’s manufacturing operations are located primarily in Canada. However, a significant portion of Tembec’s sales are conducted in international markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The imposition of duties by any country to which Tembec exports its products could have a material adverse effect on its business, financial condition and cash flow.

Since October 12, 2006, Tembec’s sawmills are subject to an export tax on shipments to the U.S. Québec and Ontario sawmills are also subject to an export quota. The tax and quotas may adversely affect Tembec’s financial position.

Financial Risks/Debt Service

There is no assurance that Tembec’s business will generate sufficient cash flow from operations in the future to service Tembec’s debt and make necessary capital expenditures, in which case Tembec may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. Of the total long-term debt of $1.5 billion, 92% relates to US $ denominated high yield “Senior Notes”. The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. In addition, Tembec’s two principal bank credit facilities, aggregating CDN $286 million, are committed until 2008. There is no assurance that the renewal of the credit facilities or that additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms, the failure of which would materially adversely affect Tembec’s financial position.

The indentures covering Tembec’s Senior Notes contain covenants that may limit management’s ability to act in certain circumstances. This may place restrictions on Tembec’s ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the indentures governing Tembec’s debt instruments could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

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Growth Strategy/Acquisitions

Tembec has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. While Tembec continues to evaluate strategic acquisition opportunities, there can be no assurance that Tembec will be able to make further acquisitions on acceptable terms, establish, maintain or increase the profitability of acquired businesses or integrate such businesses successfully into Tembec’s operations. In addition, there can be no assurance that Tembec will be able to realize long-term cost savings or synergetic benefits from the acquisitions of such businesses.

First Nation Land Claims

Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. The courts have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest or for which they are seeking compensation from various levels of government. Tembec, cognizant of its presence in territories on which aboriginal people assert rights and interests, has concluded agreements with many First Nations including the Ktunaxa Nation Tribal Council, the Missanabie Cree First Nation, the Wahgoshig First Nation, the Nipissing First Nation, the Taykwa Tagamou Nation, the Timiskaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Pikogan First Nation, the Listuguj First Nation and the Long Point First Nation.

Tembec cannot predict whether aboriginal land claims or other rights will affect Tembec’s existing Crown lands or its private timberlands or its ability to harvest timber from these sources in the future, or its ability to renew or secure other sources in the future. Furthermore, any failure to reach an agreement, conflict or disagreement with an aboriginal group could have a material adverse effect on its operations.

ITEM 5 - DIVIDEND POLICY

The Company has not paid dividends on any of its common shares in the last three years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy. The Company is essentially dependent on its operating subsidiaries to obtain the funds required for any dividend payment. The indentures relating to Tembec Industries’ Senior Notes (the “Indentures”) prohibit it from declaring or paying any dividends unless, at the time of declaring and paying such dividend: (i) Tembec Industries is not in default under the Indentures (ii) after giving pro forma effect to the payment of the dividend, the dividend, together with the aggregate amount of all other Restricted Payments (as defined in the Indentures) made by Tembec Industries after the date of the Indentures is less than the sum of (a) 50% of Tembec’s cumulative consolidated net income since the date of the Indentures and (b) 100% of the aggregate net proceeds received by Tembec Industries after the date of the Indentures from the issue and sale of equity and debt securities that have been converted into equity of Tembec Industries. Tembec Industries is currently precluded from paying dividends based on the foregoing test.

ITEM 6 - GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1     GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The articles of the Company provide for three classes of shares: the common shares, the Class B shares and the Class C shares.

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The common shares, of which there are an unlimited number authorized, provide for the right to vote at all meetings of shareholders and to receive dividends pari passu with Class C shares after dividends on Class B shares. They are subordinated to the Class B shares and the Class C shares in their participation in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

The Class B shares, of which there are an unlimited number authorized, may be issued in series. There are currently two series of the Class B shares authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the common shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

The Series 2 Class B shares, of which there are 16,627,500 issued and an unlimited number authorized, are retractable at the option of the holder commencing on June 26, 2011, at their issue price and any declared and unpaid dividends thereon. They may be retracted at any time in the event more than 50% of the outstanding voting shares of the Company or more than half of the assets of the Company are held by third-party interests residing outside of the province of Québec. They may also be redeemed by the Company at any time at their issue price plus any declared and unpaid dividends thereon. The right to receive dividends is set as a function of the amount of dividends paid on the common shares of the Company.

The Series 4 Class B shares, of which all of the 9,103,710 authorized to be issued have been issued, can be redeemed at any time by the Company by the issuance of common shares or payment in cash of an amount equal to their issue price and any declared and unpaid dividends thereon. They are retractable starting after September 30, 2009. These shares carry a fixed non-cumulative monthly dividend of $0.005 per share.

The Class C shares, of which 250,000 are authorized, for issuance only to employees, are non-voting, redeemable and retractable at any time for their issue price and, depending on the duration of the employment of the employee, any increase in the book value per share since the issuance date or any declared and unpaid dividend thereon. They are entitled to dividends and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders, but in priority to the common shares. The Company has not issued any Class C shares.

6.2     RATINGS

The following credit rating agencies have assigned the following non-investment grade ratings to the Senior Notes issued by Tembec Industries:

Dominion Bond Rating Service Ltd.,	CCC (the seventh ranking category out of ten granted by DBRS
a division of the McGraw-Hill Companies Inc. (“DBRS”):	for long-term debt.)

Moody’s Investors Service (“Moody’s”):	Ca (the eighth ranking category out of nine granted by Moody’s for long term debt.)

Standard & Poor’s Rating Services (“S&P”):	CCC- (the seventh ranking category out of ten granted by S&P for long-term debt.)

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated CCC is defined as very highly speculative and in danger of default of interest and principal. The degree of adverse elements present is more severe than long-term debt rated B. Long term-debt rated below B often have features which, if not remedied, may lead to default. The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

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Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated Ca is judged to be highly speculative and likely in, or very near, default, with some prospect of recovery of principal and interest. Moody applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the S&P’s rating system, an obligation rated CCC is vulnerable to non-payment and is dependent on favourable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “TBC”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s common shares on the Toronto Stock Exchange for each month of the most recently completed financial year.

Fiscal Year Ended
September 30, 2006	High	Low	Close Price	Trading Volumes
October 2005	2.70	1.85	2.39	289,495
November 2005	2.61	1.70	2.13	878,450
December 2005	1.99	1.18	1.51	684,484
January 2006	1.33	0.79	1.07	1,296,780
February 2006	1.43	0.98	1.85	422,263
March 2006	2.31	1.01	1.36	544,045
April 2006	2.32	1.49	1.75	866,866
May 2006	2.06	1.52	1.77	383,555
June 2006	1.62	1.25	1.40	127,815
July 2006	1.65	1.11	1.34	208,579
August 2006	1.53	1.09	1.27	264,020
September 2006	1.64	1.24	1.41	157,635

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Annual Information Form

On October 17, 2005, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allowed the Company to repurchase for cancellation up to 4,280,811 (approximately 5%) of its 85,616,232 common shares outstanding as at October 3, 2005. Repurchase of the common shares would have been carried out through the Toronto Stock Exchange and could have been made from time to time, at market prices, during the period starting October 19, 2005, and ending no later than October 18, 2006. While the Company purchased and cancelled 244,700 common shares at an average price of $7.63 per common share in fiscal 2005, no repurchase was effected in the past fiscal year. The Company’s normal course issuer bid expired on October 18, 2006.

ITEM 8 - DIRECTORS AND OFFICERS

The directors of Tembec are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1     INFORMATION CONCERNING DIRECTORS

The board of directors of the Company is composed of twelve members. The Chairman of the Board and the majority of directors and members of Board committees are independent. Mr. James M. Lopez (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) are not considered independent.

Set forth below is information pertaining to the directors of the Company based on data furnished by the directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director, except for a director who is a unionized employee of the Company, is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director.

ANDRÉ BÉRARD, Québec (Canada). Mr. Bérard was Chairman of the board of directors of the National Bank of Canada from 1990 to 2004. During that time, he held various positions in a number of key sectors within the National Bank of Canada, including that of Chairman of the Board and Chief Executive Officer from July 1989 to March 2002. Mr. Bérard serves on the board of directors of the following public companies: BCE Inc., Bell Aliant Regional Communications Income Fund, Bell Canada, BMTC Group Inc., Bombardier Inc., Saputo Inc., Telesat Canada and TransForce Income Fund. Mr. Bérard has been a director of Tembec since January 2006 and serves as a member of the Company’s Corporate Governance and Human Resources Committee and Special Committee for Strategic Purposes.

Mr. Bérard owns 10,000 common shares and 43,479 deferred share units of the Company.

NORMAN M. BETTS, New Brunswick (Canada). Mr. Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick. He serves as Chairman of the board of directors and Chairman of the audit committee of Minacs Worldwide Inc. He also serves as director and Chairman of the audit committee for Tanzanian Royalty Exploration Corp., formerly known as Tan Range Exploration Corporation, New Brunswick Power Corporation and Rtica Corporation. From February 2004 to February 2006, he served as director and Chairman of the audit committee of Slam Exploration Ltd. He has been lead independent director and member of the governance committee of Starfield Resources Inc. since March 2006. He has been a director of the Company since January 2005 and serves as a member of its Audit Committee and Special Committee for Strategic Purposes.

Mr. Betts owns 2,512 common shares and 5,104 deferred share units of the Company.

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Annual Information Form

JAMES E. BRUMM, New York (United States). Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 to 2002 and is a director of Brunei LNG S.B. He is a member of the Boards of Visitors of Columbia University Law School and California State University, Fresno and a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden. Mr. Brumm has been a director of the Company since April 1999 and Chairs its Corporate Governance and Human Resources Committee.

Mr. Brumm owns 40,246 common shares and 5,104 deferred share units of the Company.

FRANÇOIS BUJON DE L’ESTANG, Paris (France). Mr. Bujon de l’Estang serves as Chairman of Citigroup France and is a member of Citigroup’s International Advisory Board. He has enjoyed a distinguished public career where he has served his country by occupying several positions such as Senior Advisor for Diplomatic Affairs & Defense to the Prime Minister, Ambassador of France to Canada and to the United States of America. He is an Officer of the Order of the Legion of Honour and Officer of the National Order of Merit, and was elevated by the French Government to the rank of Ambassador of France. Mr. Bujon de l’Estang also serves as a director of Thales, S.A., of the French Space Agency (Centre National d’Études Spatiales), of the Institut français des relations internationales (IFRI) and of the International Advisory Board of Total S.A. He is also Vice-Chairman of the French-American Foundation, New York, and of the Atlantic Partnership. Mr. Bujon de l’Estang has been a director of the Company since January 2005 and serves as a member of its Environment, Health and Safety Committee.

Mr. Bujon de l’Estang owns 1,486 common shares and 20,080 deferred share units of the Company.

GILLES CHEVALIER, Québec (Canada). Mr. Chevalier was, until July 2005, a Professor of auditing at École des Hautes Études Commerciales (HEC), the Business School at University of Montreal. Mr. Chevalier also acts as a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada. He retired as a Senior Partner at Samson Bélair/Deloitte & Touche LLP in 2002, and was President of the Ordre des comptables agréés du Québec in 1987. Mr. Chevalier was appointed to the board of directors of the Company in July 2005 and Chairs its Audit Committee.

Mr. Chevalier owns 5,539 common shares and 32,318 deferred share units of the Company.

GUY G. DUFRESNE, Québec (Canada). Mr. Dufresne was President and CEO of La Compagnie Minière Québec Cartier, a producer of iron ore products from 1992 to October 2006. Mr. Dufresne served as Chairman of the board of directors of Cambior Inc. and served on its audit, corporate governance and human resources committees from April 1995 to November 2006. He is a director of the Royal & Sun Alliance Insurance Company of Canada and of IAMGold Corporation. He is chairman of the Chamber of Maritime Commerce and was chairman of Conseil du patronat du Québec from June 2002 to October 2006. Mr. Dufresne(1) has been a director of the Company since January 2005 and serves as a member of its Audit Committee and Special Committee for Strategic Purposes.

Mr. Dufresne owns 35,098 common shares and 16,023 deferred share units of the Company.

PETER S. JANSON, Ontario (Canada). Mr. Janson is the former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation. Mr. Janson was appointed to the board of directors of the Company in July 2004 and serves as a member of its Corporate Governance and Human Resources Committee and Chairs its Environment, Health & Safety Committee and Special Committee for Strategic Purposes.

Mr. Janson owns 13,056 common shares and 5,104 deferred share units of the Company.

(1) On February 1, 2007 and prior to the annual and special meeting of shareholders, Mr. Lackenbauer will cease to serve as Chairman of the board of directors of the Company and Mr. Dufresne will be appointed Chairman of the board of directors of the Company.

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Annual Information Form

GORDON S. LACKENBAUER, Alberta (Canada). Mr. Lackenbauer was Deputy Chairman at BMO Nesbitt Burns from 1990 to 2004 and is currently a director of TransAlta Corporation, NAL Energy Inc. and Bell Globemedia Inc. Mr. Lackenbauer is also a member of the Board of Governors of Mount Royal College. Mr. Lackenbauer has been a director of the Company since 1973 and Chairman(1) of the board of directors of the Company since January 20, 2005. Mr. Lackenbauer serves as a member of the Company’s Corporate Governance and Human Resources committee and Special Committee for Strategic Purposes.

Mr. Lackenbauer owns 33,756 common shares and 16,333 deferred share units of the Company.

JAMES M. LOPEZ, Ontario (Canada). Mr. Lopez joined the Company in 1989 and has been a director and President and Chief Executive Officer of the Company since January 2006. Prior to his appointment in January 2006, he served as Executive Vice President and President of Tembec’s Forest Products Group from August 2003 to January 2006. From 1999 to August 2003, Mr. Lopez was Executive Vice President, Forest Resource Management Group of the Company. Mr. Lopez is past Chairman of the board of directors of the Ontario Forest Industry Association (OFIA), of the Forest Engineering Research Institute of Canada (FERIC), and of WoodWorks Canada Corp. He is Vice Chairman of the board of directors of Forintek Canada Corp., a research organization involved in the technological advancement of the Canadian wood products industry.

Mr. Lopez owns 84,589 common shares of the Company.

MARY THERESA McLEOD, Ontario (Canada). Ms. McLeod was a part-time commissioner of the Ontario Securities Commission and a member of its Board of Directors from November 1999 to May 2006. At various times she was a member of the Ontario Securities Commission’s Audit, Adjudicative, Compensation and Nominating and Corporate Governance committees. Ms. McLeod has held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. She is currently a director and member of the audit committee and of the corporate governance committee of Wescast Industries Inc. Ms. McLeod has been a director of the Company since January 2003 and serves as a member of its Audit Committee and Special Committee for Strategic Purposes.

Ms. McLeod owns 7,768 common shares and 10,196 deferred share units of the Company.

LUC ROSSIGNOL, Québec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000. He serves as a member of the Company’s Environment, Health & Safety Committee.

Mr. Rossignol owns 1,600 common shares and 5,104 deferred share units of the Company.

EMANUELE (LINO) SAPUTO, Québec (Canada). Mr. Saputo founded the dairy processing business Saputo Inc. with his parents in 1954 and became that company’s Chairman of the Board and President in 1969. In 1997, following the initial public offering of Saputo Inc., he was named Chairman of the Board and Chief Executive Officer, a position he held until March 2004. He has remained as Chairman of the Board of Saputo Inc. since that time. Mr. Saputo has been a director of the Company since January 2006.

Mr. Saputo directly and indirectly owns or has control over 16,569,960(2) common shares of the Company.

(1) On February 1, 2007 and prior to the annual and special meeting of shareholders, Mr. Lackenbauer will cease to serve as Chairman of the board of directors of the Company and Mr. Dufresne will be appointed Chairman of the board of directors of the Company.
(2) Of this amount, Mr. Saputo owns 377,910 common shares directly and 15,882,500 common shares indirectly through his affiliates (one of which, Placements Jolina Inc., owns 8,565,100 common shares representing approximately 10 % of the outstanding common shares of the Company). Mr. Saputo also exercises control over 309,550 common shares through powers of attorney.

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Annual Information Form

8.1.1     Independence

The Company considers that all directors, except Messrs. Lopez and Rossignol, qualify as independent directors within the meaning of National Instrument 58-101– Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees Mr. James M. Lopez, President and Chief Executive Officer of the Company and Luc Rossignol, an employee of Tembec Industries and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are not considered independent.

8.2        AUDIT COMMITTEE

8.2.1     General

The Company has an Audit Committee which currently consists of Messrs. Gilles Chevalier (Chairman), Guy G. Dufresne, Norman M. Betts, and Ms. Mary Theresa McLeod. All the members of the Audit Committee are considered “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees with Mr. Betts and Mr. Chevalier possessing the professional designation of Chartered Accountant and considered “financial experts” within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

8.2.2     Charter of the Audit Committee

The mandate of the Audit Committee is to assist the board of directors of the Company in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Company’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the board of directors, management and internal and external auditors. The mandate of the Audit Committee is attached hereto as Schedule “A” and is also posted on Tembec’s website at www.tembec.com

8.2.3     Relevant Education and Experience of the Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

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Annual Information Form

Name of Audit
Committee Member	Relevant Education and Experience

Norman M. Betts	Mr. Betts is a Fellow Chartered Accountant and holds a Ph.D. in Management with a concentration in accounting and finance from Queen’s University. He is an Associate
Professor at the Faculty of Business Administration, University of New Brunswick. He was
made a Fellow of the New Brunswick Institute of Chartered Accountants in 2001. Mr. Betts
also serves as director and chairman of the audit committee of Minacs Worldwide Inc., Rtica
Corporation and Tanzanian Royalty Exploration Corp., formerly known as Tan Range
Exploration Corporation. He is also a member of the audit committee of New Brunswick
Power Corporation and, prior to February 2006, he served as director and chairman of the audit committee of Slam Exploration Ltd.

Gilles Chevalier	Mr. Chevalier is a Fellow Chartered Accountant and holds a PhD degree in accounting from the University of Illinois. He was a Professor of auditing at the École des Hautes Études
Commerciales (HEC), University of Montreal and at Laval University. He was made a
Fellow of the Ordre des comptables agréés du Québec in 1986 and was President of the Ordre des
comptables agréés du Québec in 1987. He was a senior partner with Belair/Deloitte & Touche
LLP until 2002. Mr. Chevalier presently chairs the audit committee of two foundations.

Guy G. Dufresne	Mr. Dufresne holds a MBA from Harvard University and was President and Chief Executive
Officer of Québec Cartier Mining Company. Mr. Dufresne also served on several boards and audit committees, including as Chairman of the board of directors of Cambior Inc. and as member of its audit committee and on the board of directors of the Royal & Sun Alliance
Insurance Company of Canada and of IAMGold Corporation.

Mary Theresa McLeod	Ms. McLeod is a Chartered Financial Analyst and holds a MBA from the University of
Western Ontario. She held senior positions with major investment banking firms, such as
Scotia McLeod Inc. and Merrill Lynch Canada Inc. Ms. McLeod served as director and member of audit committees of several public companies. Until recently, Ms. Mcleod served on the audit committee of the Ontario Securities Commission. Ms. McLeod also presently serves on the audit committee of Wescast Industries Inc.

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Annual Information Form

8.2.4     External Auditor Service Fees

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended	Year Ended
	September 24, 2005	September 30, 2006

KPMG
Audit Fees	1,100,000	2,015,000
Audit-Related Fees	335,000	407,000
Tax Fees	223,000	264,000
Other Fees	37,000	17,000

Total	1,695,000	2,703,000

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec’s financial statements, including audit of the pension plans.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

8.2.5     Policies and Procedures for the Engagement of Audit and Non-Audit Services

The Company’s Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees not in excess of $50,000. Any service approved by the Chairman is reported to the Audit Committee at its next meeting.

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Annual Information Form

8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Province/State of
Residence
Non-director Officers	Office with the Company	and Country

Dan Alexander(1)	Executive Vice President, President, Paper Group	Michigan, USA
Eric Bergeron	Vice President, Human Resources	Québec, Canada
Pierre Brien	Vice President, Communications and Public Affairs	Québec, Canada
Paolo Dottori(2)	Vice President, Environment, Energy and Technology	Québec, Canada
Michel J. Dumas	Executive Vice President, Finance and Chief Financial Officer	Ontario, Canada
Antonio Fratianni	Vice President, General Counsel and Secretary	Québec, Canada
Thomas McAndrew Gale	Executive Vice President, President, Chemical Group	Québec, Canada
Terrence P. Kavanagh(3)	Executive Vice President and Chief Operating Officer	Ontario, Canada
Stephen J. Norris	Treasurer	Québec, Canada
Yves Ouellet	Vice President, Administration	Québec, Canada
Mahendra Patel	Vice President, Engineering, Purchasing and Services	Ontario, Canada
Yvon Pelletier(4)	Executive Vice President, President, Pulp Group	Ontario, Canada
Jacques Rochon	Vice President, Information Technology	Québec, Canada
Dennis Rounsville	Executive Vice President, President, Forest Products Group	B.C., Canada
Jean-Louis Tétrault	Vice President, Insurance and Risk Management	Québec, Canada
Richard Tremblay	Corporate Controller	Québec, Canada
John Valley	Executive Vice President, Business Development and Corporate Affairs	Ontario, Canada
Mel Zangwill	Senior Vice President, President, Paperboard Group	Québec, Canada

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Dan Alexander, who, from March 1994 to October 2002, was President and CEO of Silver Creek Paper, from October 2002 to October 2004, was President and CEO of Missota Paper Company LLC and from October 2004 to March 2006, was President of Alexander & Associates; Pierre Brien who, from October 1993 to February 2003, was a Member of Parliament for the riding of Temiscamingue, Antonio Fratianni who, from May 1999 to December 2004, was Senior Counsel with Royal Bank of Canada, and John Valley who from April 1994 to January 2001 acted as a Managing Director of Chase Manhattan Bank of Canada and from May 2001 to October 2005 acted as Managing Partner and Principal of the Biscayne Group and most recently also served as Chief Negotiator for the Province of Ontario in the

(1) Effective October 1, 2006, Mr. Dan Alexander was appointed Executive Vice President, President Paper Group.
(2) Effective October 1, 2006, Mr. Paolo Dottori was appointed Vice President, Environment, Energy and Technology in replacement of Jacques Rocray who retired as Vice-President Environment and Technology effective on September 30, 2006.
(3) Effective December 31, 2006, Mr. Terry P. Kavanagh will be retiring from Tembec.
(4) Effective October 1, 2006, Mr. Yvon Pelletier was appointed Executive Vice President, President Pulp Group.

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Annual Information Form

softwood lumber dispute. On November 15, 2006, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 17,534,826 common shares representing approximately 20.5% of the common shares outstanding.

8.4     CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

To the knowledge of the Company and based on the information furnished by the directors and executive officers, except as disclosed below, no director or executive officer:

(a) is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company, that while that person was acting in that capacity,
(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets;
(c) has, since January 1, 2001, been subject to:
(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the Companies’ Creditors Arrangement Act on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

Mr. Michel Dumas was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc. from March 2004 until October 2004. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the Companies’ Creditors Arrangement Act. On July 4, 2005, the plan of arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

Mr. John Valley was a director of Betacom Corporation Inc. from October 2002 until November 2003. On November 14, 2003, the Court appointed an Interim Receiver for Betacom Corporation Inc. to hold its assets. In December 2003, Betacom Corporation Inc. made a formal assignment into bankruptcy to wind-up its affairs.

ITEM 9 -     LEGAL PROCEEDINGS

9.1     COUNTERVAILING AND ANTIDUMPING DUTIES

On April 2, 2001, petitions for the imposition of punitive antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce (the “USDOC”) and the U.S. International Trade Commission (the “USITC”), by certain U.S. industry and trade groups (the “Petitioners”). On May 22, 2002, USDOC published antidumping and countervailing duty orders in which the rates applicable to Tembec were set at 10.21% and 18.79% respectively. Tembec deposited estimates of duties payable until October 12, 2006, based on these orders. The results of an administrative review process for the first year of shipments under the orders were published on December

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20, 2004. The antidumping results were subsequently amended on January 24, 2005 and the countervailing duty results were amended on February 24, 2005. Those results changed the estimated deposit rates to 16.37% (countervailing duties) and 9.10% (antidumping duties). The results of an administrative review process for the second year of shipments under the orders were published on December 12, 2005. Those results changed the estimated deposit rates to 8.70% (countervailing duties) and 4.02% (antidumping duties).

The countervailing duty and anti-dumping orders were imposed in part on the basis of a USITC threat of injury finding which was reversed as a result of proceedings before a NAFTA panel. The United States launched an extraordinary challenge to the decision rendered by the NAFTA panel. The Extraordinary Challenge Committee (“ECC”) upheld the NAFTA Panel’s decision on August 10, 2005. The EEC decision normally would bring an end to these duties but the U.S. government refused to refund and continued to collect deposits of estimated duties in defiance of these NAFTA decisions. Tembec and other Canadian parties have sued the U.S. Government in the U.S. Court of International Trade (“CIT”) seeking a court order mandating the revocation of the countervailing duty and anti-dumping orders and full refund of all deposits of estimated duties. On July 21, 2006, the CIT ruled in Canada’s favor, upholding the decision of the ECC, confirming that the orders had to be revoked, the collection of deposits had to cease, and that all deposits collected after November 4, 2004 had to be returned with interest. The CIT reserved judgment, however, as to the return of deposits collected between May 2002 and November 2004. On this question the CIT invited further briefing from the parties, but eventually ruled, on October 13, 2006, that NAFTA panels have the same effective authority as U.S. courts and that all deposits, reaching back to the beginning of their collection, must be returned with interest.

The countervailing duty order was based on alleged subsidies in Canada. On March 17, 2006, a NAFTA panel ruled definitively that there were no subsidies, but on the last possible day, April 27, the United States challenged the panel decision and the Government of Canada supported a “suspension” of the challenge, which prevented the panel decision from taking effect. The countervailing duty order, based on the March 17 decision, should have been revoked on April 28.

Meanwhile, on July 1, 2006, Canada and the United States of America (USA) secured an agreement, based on Basic Terms initialed on April 27, to settle the softwood lumber dispute (the “Agreement”). Pursuant to this Agreement, Canadian softwood lumber exporters will, depending upon the province in which the lumber originated, either: (i) pay an export tax that varies inversely with the market price of lumber (“Export Tax”) or (ii) pay a reduced Export Tax and be subject to a volume restraint which also shall be a function of the market price of lumber. Also, pursuant to this Agreement, the USA agreed to return approximately 82% of the duties paid by the Canadian softwood lumber companies to the US Customs since May 2002. The remainder is being turned over to the Coalition for Fair Lumber Imports Executive Committee in the United States, the organization that brought the litigation, and organizations chosen by the U.S. Government, in consultation with Canada, for public works in the United States. Most lumber companies in the industry backed the Agreement, including Tembec. On September 12, 2006, Canada and the USA signed the Agreement which then entered into force, with amendments, on October 12, 2006. The United States revoked the orders on October 12, terminating the collection of duty deposits.

On October 30, 2006, Tembec received payment of US $242 million pertaining to softwood lumber duty deposits made by Tembec to US Customs since May 2002. The funds were advanced by Export Development Corporation (“EDC”) of Canada as part of a financing transaction made possible by the Agreement. The purchase by EDC of rights of the duties to be refunded eliminated the waiting period anticipated for US Customs to process the refunds.

9.2     GENERAL

Tembec is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel. The Company believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

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ITEM 10 -     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 27, 2006, Jolina Capital Inc., an entity who together with Placements Jolina Inc. exercises control over more than 10% of the outstanding common shares of the Company and both of whom are controlled by Mr. Emanuele (Lino) Saputo, purchased from Tembec its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Québec for a total consideration of $98 million.

ITEM 11 -     TRANSFER AGENT AND REGISTRAR

Tembec’s transfer agent and registrar is Computershare Trust Company of Canada. The register of transfers of the common shares of Tembec maintained by Computershare Trust Company of Canada is located at its offices in Montreal, Québec.

ITEM 12 -     MATERIAL CONTRACTS

Tembec Industries, a wholly-owned subsidiary of the Company, entered into a credit agreement dated March 24, 2005 with CIT Business Credit Canada Inc. providing for a $150 million revolving operating line of credit. This facility is a three-year committed facility, to March 2008, which is automatically extended for additional one year periods, unless notice is given by either party to the agreement, and provides for floating rates of interest.

Spruce Falls Inc., a wholly owned subsidiary of Tembec, entered into a credit agreement dated June 29, 2005 with the Toronto-Dominion Bank and other institutional lenders providing for a three-year committed $190 million revolving operating line of credit, subsequently increased to $200 million, with an initial 364-day operating period ending June 2006, which is extendable annually and provides for floating rates of interest. In June 2006, the lenders declined the extension of the operating line of credit. It became a non-revolving line of $136 million expiring in June 2008.

Tembec Industries entered into three trust indentures dated respectively April 6, 1999, January 19, 2001 and March 13, 2002 with HSBC Bank USA which govern Senior Notes issued by it in an aggregate amount of US $1.2 billion. The Senior Notes are guaranteed by the Company, are unsecured but require compliance with certain covenants that could in certain circumstances restrict the ability of Tembec or its subsidiaries to incur additional indebtedness, to encumber or dispose of their assets, or to make certain payments or distributions.

Tembec completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Québec to Jolina Capital Inc., on February 27, 2006, for a total consideration of $98 million, with $88 million payable at closing, and the balance being payable in the form of a $10 million interest-bearing note, repayable in equal annual installments over a five-year period. As a result of this transaction, the Company recorded a gain of $63.5 million in the quarter ending March 25, 2006 with an after tax effect of $47.2 million or $0.55 per share.

ITEM 13 -     INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Company who prepared the Auditors' Report to the shareholders dated November 15, 2006, except as to note 22(b) which is as of December 5, 2006, with respect to the consolidated annual financial statements of the Company for the year ended September 30, 2006 consisting of consolidated balance sheets and consolidated statement of operations, retained earnings and cash flows. KPMG LLP is independent with respect to Tembec within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

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ITEM 14 -     ADDITIONAL INFORMATION

Additional information relating to Tembec, including the documents incorporated by reference in this AIF, may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s 2007 Proxy Circular for its upcoming annual and special meeting of shareholders. Additional financial information is provided in the Company’s 2006 Financial Statements and 2006 MD&A.

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DEFINITIONS

Biomass – Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet – The plural of board foot; a board foot is calculated by multiplying 1” x 12” x 12” = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 72%.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Cogeneration – Generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies.

EBITDA – Operating earnings (losses) before unusual items, interest, income taxes, depreciation and amortization and other non-operating income and expenses.

Effluent – outflowing waste discharge from a pulp and paper mill.

Hectare – 2.471 acres

ISO 14001 – is an independent third party certification that confirms that Tembec’s internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

          Tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

          Mfbm – One thousand board feet measure (see board feet).

          Msf (MMsf) – Measurement for panel products equal to a thousand (million) square feet, 1/16-inch thick.

NAFTA – The North American Free Trade Agreement.

Newsprint – A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp.

OSB – Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper. Pulp can be either in a wet or dry state. Types of pulp include

          Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

          High yield pulp – pulp produced by a combined chemical, thermal and refining process.

          Specialty cellulose pulp – chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

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Sludge – Solid waste material produced in mill effluent treatment systems disposed of by burning or landfilling.

Wood chips - Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

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SCHEDULE A

TEMBEC INC./TEMBEC INDUSTRIES INC.

AUDIT COMMITTEE CHARTER

I.	OVERALL PURPOSE / OBJECTIVES

The Audit Committee (the “Committee”) will assist the Boards of Directors (the “Board”) of Tembec Inc. and Tembec Industries Inc. (collectively, the “Company”) in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the auditor attestation process regarding internal controls and the Company’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the internal and external auditors. The Company shall ensure that appropriate funding is provided to the Committee to compensate the auditors and any other advisors engaged by the Committee, as well as for ordinary administrative expenses.

Subject to any power (i) conferred to the Committee under the Company’s by-laws or any applicable laws, rules or regulations (including those of any stock exchange), or (ii) otherwise assigned to the Committee by resolution of the Board of Directors, the Committee shall have no decision-making authority other than as specifically contemplated in this Charter.

II.	COMPOSITION

The Committee shall consist of not fewer than three directors, each of whom shall be “independent”, as defined in applicable securities legislation. All members of the Committee shall be “financially literate”, as defined in applicable securities legislation, and at least one member of the Committee shall satisfy the definition of “financial expert”, as set forth in the applicable U.S. securities legislation. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. Unless a chairman is appointed by the Board, the members of the Committee will select its chairman (the “Chairman”).

III.	MEETINGS

The Committee shall meet at least four times annually. The Committee shall meet at least quarterly with the external auditors and at least annually with the internal auditors to discuss any matters that the Committee believes should be discussed, including privately held conversations. Meetings of the Committee may be called by its Chairman or the chairman of the Board, the external auditors or the internal auditors. Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee’s activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries. The Committee shall also have the authority to hire independent counsel and other advisors at the Company’s expense, if necessary to carry out its duties and the authority to set and pay the compensation for any

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independent counsel or advisor employed by the Committee. The Committee shall also have the authority to communicate directly with internal and external auditors.

IV.	RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

	(1)	Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is reproduced in the annual information form on an annual basis and posted in an up-to-date format on the Company’s website.

	(2)	Review and discuss with management and the external auditor and, if appropriate, recommend for approval by the Board prior to any disclosure:

		(i)	interim unaudited financial statements;

		(ii)	audited annual financial statements, in conjunction with the report of the external auditors; and

		(iii)	all public disclosure documents containing audited or unaudited financial information, including management’s discussion and analysis of financial condition and results of operations, any prospectus and annual and interim earnings press releases.

This review shall include, where appropriate, an examination of:

		(i)	the existence and substance of significant accruals, estimates, or accounting judgments, and the level of conservatism;

		(ii)	transactions with related parties and adequacy of disclosures; and

		(iii)	qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Company’s external auditors, with respect to the Company’s financial statements.

	(3)	Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

	(4)	Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

	(5)	Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6)	Recommend to the Board the firm to be proposed to the Company’s shareholders for appointment or reappointment as external auditors and recommend the fees to be paid to the external auditors. The external auditors are accountable to the Board and the Committee, as representatives of the Company’s shareholders, and the external auditors shall confirm same in their annual engagement letter. The external auditors must report directly to the Committee.

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(7)	Pre-approve all services to be provided by the external auditors to the Company or any of its subsidiaries or adopt specific policies and procedures for the engagement of such services, provided that such pre- approval policies and procedures are detailed as to the particular service, the Committee is informed of each service and the procedures do not include delegation of the Committee responsibilities to management. The Committee may delegate to one or more members of the Committee the authority to pre-approve services provided by external auditors, provided that such member or members must present any such services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(8)	On an annual basis, review and discuss a written report by the external auditors detailing all factors that might have an impact on the auditors’ independence, including all services provided and fees charged by the external auditors.

(9)	Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by regulations.

(10)	Approve the scope and plan of the annual audit, of the attest services and require the external auditors to review the quarterly financial statements and related documents.

(11)	Review the audit findings and recommendations and management’s response thereto.

(12)	Review the attestation report by the external auditors of management’s assessment of the effectiveness of internal controls.

(13)	Review any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including any analysis of the effects of alternative generally accepted accounting principles methods on the financial statements.

(14)	Review annually with the external auditors the acceptability and the quality of the implementation of generally accepted accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(15)	Review any disagreement between management and the external auditors regarding financial reporting and, to the extent possible, resolve any such disagreements.

(16)	At least annually consult with the external auditors out of the presence of management about the adequacy of internal controls (including the steps to be adopted in light of any material control deficiencies), the fullness and accuracy of the financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(17)	Consider and, if appropriate, require the rotation of the lead audit partner, concurring partner and other audit partners.

(18)	Review and approve the Company’s hiring policies for partners, employees and former partners and employees of its present external auditors and of its former external auditors.

Internal Audit and Internal Control

(19)	Review any decisions related to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

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(20)	Review and approve the appointment or removal of the director of internal audit who shall report to a senior officer other than the Corporate Controller.

(21)	Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

(22)	Ensure that management has established and maintained adequate internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls. In the event of a material deficiency in internal controls, the Committee shall work with the external auditors and internal auditors to resolve such deficiency.

(23)	Review significant internal audit findings, recommendations and management’s response.

(24)	Ensure the coordination of the work between internal and external auditors.

(25)	Ensure the internal auditor has ongoing access to the Chairman as well as all officers of the Company, particularly the chairman of the Board and the President.

(26)	At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

Risk Management

(27)	Review periodically and inquire of management, the internal auditors and the external auditors concerning the financial and business risks or exposures of the Company and assess the steps management has taken to control such risks. Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Processes

(28)	In consultation with the external auditors and the internal auditors, review the integrity and adequacy of the financial reporting processes, both internal and external, including procedures for review of the Company’s public disclosure of financial information extracted or derived from its financial statements.

(29)	Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Disclosure Policy Oversight

(30)	Review, report and, where appropriate, provide recommendations to the Board on the Company’s disclosure policy and other related policies and procedures, and recommend changes as deemed appropriate. The Committee, in performing this task, will review any reports on or proposed amendments to the disclosure policy submitted to it by the Disclosure Committee.

(31)	Assist the Disclosure Committee and the Board in interpreting and applying the Company’s disclosure policy and other related policies and procedures.

(32)	Oversee directors, officers and employees’ compliance with the Company’s disclosure policy and set out, or cause to be set out, measures for receiving feedback from security holders on such policy and its effectiveness.

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Legal compliance and other responsibilities

(33)	Ensure that management has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal and regulatory requirements.

(34)	Review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

(35)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(36)	Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on the financial statements.

(37)	Review the expenses of, including the use of Company assets by officers.

(38)	Review material matters relating to audits of subsidiaries.

(39)	Perform any other activities consistent with this Charter, the Company’s by-laws and governing laws, as the Committee or the Board deems necessary or appropriate.

Remuneration of Committee Members

(40)	No member of the Committee may earn fees from the Company or any of its subsidiaries other than fees for acting as a member of the Board or any Board committee (which fees may include cash or other in- kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company.

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